Mail Stop 6010


						March 24, 2006

Mr. John D. Poe
Chief Executive Officer
Semtech Corporation
200 Flynn Road
Camarillo, CA   93012-8790


Re:	Semtech Corporation
      Form 10-K for the year ended January 30, 2005
      Filed April 15, 2005
      File No. 1-06395

Dear. Mr. Poe:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


						Sincerely,


						Martin F. James
						Senior Assistant Chief Accountant